Via EDGAR (Correspondence)
March 1, 2017
Mr. Carlos Pacho
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Re:      Viacom Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 9, 2016
File No. 001-32686

Dear Mr. Pacho:
On behalf of Viacom Inc., set forth below is our response to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated February 2, 2017 concerning our Form 10-K for the fiscal year ended September 30, 2016. References to “we”, “us”, “our” and the “Company” refer to Viacom Inc. For your convenience, our responses follow the Comments copied in bold from your letter.
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Note 15. Income Taxes, page 84

1.
Please tell us the nature of the increase in deferred income taxes from a benefit of $82 million to a $254 million provision. In addition, tell us why the federal, state and local, and international components of such income taxes are not separately presented.

In response to the Staff’s comment, we respectfully note that the increase in deferred income taxes from a benefit of $82 million in 2015 to a provision of $254 million in 2016 is due to a significant deferred tax liability recorded as a result of a re-enactment of tax legislation that had previously expired, which allowed for the accelerated deduction of certain qualified television and film production expenditures.
We respectfully note that the significant components of our income tax expense were disclosed in accordance with ASC 740-10-50-9. The federal component comprises the majority of our deferred income taxes provision. The state and local, and international components were not separately presented because the amounts were not deemed to be significant in the covered periods. In fiscal 2016, the provision included $12 million of state and local and $19 million of international deferred income taxes. We further note that the total impact of state and local, and international taxes on our effective tax rate is shown within the Income Taxes footnote.

2.
Please tell us how the tax accounting change in 2016 impacted the financial statement line items, including previously unrecognized tax benefits (inclusive of any accrued interest and penalties) and how the change will impact your effective tax rate in future periods.

In response to the Staff’s comment, we respectfully note that the impact of the tax accounting method change was reflected in the 2016 current Income Tax Provision as a discrete tax benefit upon receipt of approval from the Internal Revenue Service (“IRS”). There was no tax benefit or corresponding reserve for uncertainty recorded prior to receipt of the IRS approval. This method change was a claim to deduct additional depreciation related to prior years, and as such, we do not expect the change to impact the effective tax rate in future periods.
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If you have any questions concerning the matters referred to in this letter, please call Stephen Giove at Shearman & Sterling at (212) 848-7325.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest
Senior Vice President, Controller
Viacom Inc.

cc:	Kathryn Jacobson, U.S. Securities and Exchange Commission
Dean Suehiro, U.S. Securities and Exchange Commission
Robert M. Bakish, President and Chief Executive Officer, Viacom Inc.
Wade Davis, Executive Vice President, Chief Financial Officer, Viacom Inc.
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
Stephen T. Giove, Shearman & Sterling LLP
James Deponte, PricewaterhouseCoopers LLP

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